FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

MEDIA NEWS ON TURKCELL

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an announcement with regard to reports in the media on the rejection of Turkcell’s suspension of the execution request of the Mobile Number Portability regulation by the 13th Chamber of Highest Administrative Court in Turkey and the sale of Turkcell shares by Altimo.

With regard to the sale of Turkcell shares by Altimo, there has been no information made available to Turkcell by its shareholders to make a public announcement.

As per the suspension of the execution of the mentioned regulation, while there has been no official announcement made to Turkcell, as stated by the news, this is an interim decision and the lawsuit regarding the essence of the dispute continues.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Tayfun Çataltepe
Corporate Strategy	Corporate Strategy
04.12.2007, 14:00	04.12.2007, 14:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

TURKCELL ANNOUNCEMENT ON TURKTELL ULUSLARARASI YATIRIM HOLDING A.S.

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Parallel to the previous decisions taken by Turkcell Iletisim Hizmetleri A.S (“Turkcell”) Board of Directors, Turkcell provided capital advance payments to Turktell Uluslararasi Yatirim Holding A.S. (“Turktell”), its 100% subsidiary in 2007 amounting to TRY279,398,397 (approximately US$214 million based on the f/x rate on the date of payment). At the Annual General Meeting of Turktell convened on December 7, 2007, it has been decided to increase capital of Turktell with the addition of such amount to the existing capital of the company. Of the total TRY279,398,397, TRY139,806,997 (approximately US$108 million) is Turkcell’s payments to Astelit made in April, May, July, and September to be used for the financing need of the company. The remainder TRY139,591,400 is the capital advance payment made during Turktell’s acquisition of East Asian Consortium (“EAC”) shares from Turkcell, which then owned 100% of EAC.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Gokhan Kayalibay	Tayfun Çataltepe
Corporate Strategy	Corporate Strategy
07.12.2007, 17:00	07.12.2007, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

BoD DECISION ON SYRIATEL MOBILE TELECOM

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As part of evaluating investment opportunities in the region, the Turkcell Board of Directors decided to conduct necessary studies to submit a proposal in order to purchase at least 51% of the total shares of Syriatel Mobile Telecom (“Syriatel”) originated in Syria so as to perform the present management, execution and operation activities of Syriatel.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Öztürkler
Investor Relations	Investor Relations
10.12.2007, 09:00	10.12.2007, 09:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 12, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 12, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer